Filed by Tektronix, Inc.
                                       Pursuant to Rule 165 and Rule 425
                                       under the Securities Act of 1933 and
                                       deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company:  Inet Technologies, Inc.
                                       Commission File No. 000-24707

This filing relates to the proposed acquisition by Tektronix, Inc. ("Tektronix") of Inet Technologies, Inc. ("Inet") pursuant to the terms of an Agreement and Plan of Merger, dated June 29, 2004, by and among Tektronix, Inet, Impala Merger Corp. and Impala Acquisition Co. LLC (the "Merger Agreement"). Tektronix has filed the Merger Agreement with the Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K filed by Tektronix on June 30, 2004, which report is incorporated by reference into this filing.

Statements and information in this filing that relate to future events or results (including the combined companies' expectations as to sales, earnings per share, cost structure, market position, market growth opportunities and new products) are based on Tektronix' and Inet's current expectations. They constitute forward-looking statements subject to a number of risk factors, which could cause actual results to differ materially from those currently expected or desired. Those factors include: worldwide geopolitical and economic conditions; business conditions in the electronics, communications, computer and advanced technologies industries; the satisfaction of the acquisition transaction closing conditions, the development and successful implementation of acquisition integration plans, the achievement of acquisition based synergy projections (both cost and revenue based), the retention of key Inet employees and customers, and other risks associated with the acquisition. Further information on factors that could cause actual results to differ from those anticipated is included in filings made by Tektronix and Inet from time to time with the Securities and Exchange Commission, including but not limited to, annual reports on Form 10-K and the quarterly reports on Form 10-Q.

The following is a transcript of a conference call held by Tektronix on June 30, 2004 and made available on its web site at www.tektronix.com/ir.

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SPEAKER 1: John Gardner, Tektronix, Inc.
                                                                               1

                        SPEAKER 1: Thank you for joining us today on the call to discuss the plan acquisition of I Net. To comply with SCC Rule 165, I must read the listeners the following information:

                Tektronix and Inet intend to file with a security and exchange commission a registration statement on form S4, which will contain a proxy statement prospectus, with respect to the acquisition and other relevant materials. We urge Inet stockholders and investors to read the proxy statement prospectus when it becomes available because it will contain important information about Tektronix, Inet and the acquisition.

                The proxy statement and prospectus, including the annexes attached to and the report incorporated by reference and the proxy statement and prospectus and any other reports and documents filed by Tektronix or Inet with the SCC may be obtained free of charge at the SCC's website at WWW.SCC.gov.

                Investors and security holders may obtain copies of all documents filed with the SCC relating to the acquisition free of charge at the SCC's website. Investors and security holders may also obtain these documents free of charge from Tektronix at the investor relations link at on Tektronix' website at WWW.Tektronix.Com or by contacting Tektronix' investor relations at 503-627-5614.

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        Documents will also be available at the link entitled, "SCC filings"in it's investor relation section of Inet's website, WWW.Inet.Com or by contacting Inet's investor relations at, 469-330-4171.

                Tech and Inet and its respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Tektronix and Inet and information about other persons who may be deemed participants in this transaction will be included in the proxy statements and prospectus.

                You can find information about Tektronix's executive officers and directors in the proxy statements filed with the SCCon August 21st 2003 you can find information about Inet's officers and directors and their proxy statements filed with theSCCon April 9th, 2004 you can obtain 3 copies of these documents from theSCCor from Tektronix and Inet using the contact information previously stated.

                In addition, directors and executive officers of Inet may have direct or indirect interest in the acquisition due to security holdings preexisting or future indemnification arrangements options or rights to severance payment, if their employment is terminated following it's

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        acquisition additional information regarding Tektronix, Inet and interest of their respective executive officers and directors in the merger is contained in the proxy statement and prospectus.

                We urge Inet's stockholders to read the proxy statement prospectus, including the annex attached to and report incorporated by reference and the proxy statement prospectus and any future reports and documents filed by the SCC, by Tektronix and Inet before making any voting or investment decision, with respect to the acquisition.

                Before we begin, let me caution listeners that the statements we make this morning regarding future results or events are forward-looking and based on the company's current expectations. There are many risk factors that affects the company's business and it's operational result that may cause the actual result in future periods to differ materially from those currently expected or desired. Please look at our company's filings for the Security & Exchange Commission, including the most recent form 8K, 10K and 10Qfor discussion of these and other factors.

                In accordance with our disclosure policy today's conference call will include. We will continue to who would on one-on-one telephone and face-to-face meetings with the analysts and throughout rest of the quarters however in these meetings we will limit our discussion to the financial

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        estimate to the information covered in today he's conference call and any subsequent publically released information.

                Now, I'd like to turn the meeting over to Rick Wills, Tektronix's President and CEO.

                        CEO, RICK WILLS: Good morning and thank you for joining us on the call. We are excited about the intended acquisition with Inet and are pleased to have the opportunity to discuss the implications in more detail. With me on a call are Elie Akilian, Inet's President and Chief Executive, David Churchill, who has executive responsibility for tech's communications and video business and Colin Slade, our Chief Financial Officer who will discuss the financial implications of the transaction

                We will take your questions at the end fortunate call.

                We are very excited about this transaction. We have taken a disciplined approach to acquisitions testing potential companies against 3 criteria:

                The strategic fit the executability. What I mean by that is can we fit it with our company from a logistics cultural and operational standpoint. And is it a financially sound transaction, that will add to our objective of profitable growth.

                This acquisition made it through a rigorous filter. Filter and is a vibrant and growing technology

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        company that is strategic, it is executable and is financially strong.

                To help you understand how this acquisition supports our profitable growth strategy I will start by giving you an overview of Inet, a refresher on our monitoring and cortical test business, which is where the synergy with Inet exists and talk about how this acquisition fits with our strategy.

                Inet technology is a leading global provider of communications software solutions that enables network operators to more strategically and profitably operate their business. Inet's products address traditional networks and next generation networks including 2.5G and 3.G mobile data and voice over packet also referred to as vice overIPtechnology.

                Inet was founded in 1989 and has been profitable every year since 1990. Headquartered in Richardson Texas, Inet has approximately 500 employees worldwide. Inet has a strong customer relationship with tier 1 network operators and is a market leader in monitor they also have a line of diagnostic products. Target customers include current and next generation tear one mobile and fixed line network operators as well as communication network equipment manufacturers, primarily located throughout Europe and North America. A partial list of network operators includes:

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                AT&T, British Telecom, Deutch Telecom, global Crossing, MCI, O2
        Orange Communications quest Sprint, Swisscom fixed net; Telestra, Tmobile; USA and Vodaphone.

                Inet has 3 primary products: Giel Probe, Orion and Beamer, under the unified assurances solutions banner They are used by network operators to simultaneously manage voice and data services at the network, service and customer layers, to detect network and service problems in real-time.

                Knees products enable proactive identification of specific customer or subscriber groups impacted by network or service issues they capture actual network traffic, analyze this traffic data to create and display customer experience information, service quality metric in a network wide or end to end view.

                This information allows the operators to proactively manage the quality of service delivered to its most valuable customers or select subscriber groups.

                These products also alert the operator to network products such as congestion misrouted calls to service errors or service degradation. Once alerted academies can be taken to quickly resolve the issue often before it's customers are aware of the problem.

                So that's a little bit about Inet. Now turning to Tektronix's mobile protocol test products.

                As you know, our mobile protocol test products are

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        one of our 4 core focus areas in our strategy of winning a product category at a time.

                We secured a foothold in this market in 1997, with the acquisition of Seemans protocol test business. In 1999 we acquired Nese, a small company partially owned by Italia Telecom, making our entrance into the monitoring sides of the business.

                In these 2 product categories we had over 100 million I do know dollar of sales in FY '04. Now, it's ver 300 employees strong. We have engineering centers in Berlin Germany Potova, Italy and Shang Hei, China. Our vision has been to offer solutions for equipment manufacturers and network operators.

                Although, our protocol base business is see strong the network monitoring is a smaller, smaller unit lack critical mass.

                Tektronix's mobile protocol test tools are used by network equipment manufacturers and operators to test network elements of a communication's network.

                The requirements are constantly changing -- are changing constantly -- due to the growing complexities, involving multiple technologies and services in the latest generation mobile network offering voice and data services Tektronix's offers test tools which sport latest communication protocols and allows measurements with a wide

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                                                                               8

        variety of network interface using Tektronix's high performance analysis hardware even it's most complex measurements can be conducted in real-time a key feature to maximize an engineer's productivity.

                Tektronix's customers include current and next generation equipment manufacturers and mobile operators around the world.

                Hopefully, you are starting to see -- you are starting to see this combination creates a broad set of test solutions across the network, wired and wireless, network monitoring and protocol tests, with complimentary product offerings. Tektronix brings stronger diagnostic capabilities to the customers relations. And Inet brings leadership in monitoring an network managing and strong network operator relationships.

                Together, we become the most complete end-to0-end provider of network monitoring and protocol analyst solutions.

                By delving the 2, we increase our address believe market by approximately 335,000,000 to over 7 hundred million when combined with Tektronix's protocol test business revenues from the products will exceed over 200 mill one monitoring and protocol test solutions.

                Now we would like to summarize the key reasons for this deal:

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                                                                               9

                First, it fits within our strategy to develop leadership positions in select and test measurement product categories that are large and growing. This position as a market leader in network monitoring and protocol test analysis. It increases our addressable market by 335,000,000 to over 700 million. It's strategic synergy would accelerate growth in network monitoring and protocol test business by products technology customers and geographic coverage. The combination will enable innovation accelerates development and implementation of advanced technology such as, TPRS, UMTs or voiceover IP. The transaction is consistent with our rigorous acquisition filter.

                Consistent of strategy being execute believe and financially sound.

                With all that said, I want to make sure and make the point that we are -- we are complementing our global protocol test business with a winner, a growing profitable market leader in an area that we are strategically interested in. We are betting on something -- we aren't betting on something we need to fix to realized the value of our investment Inet is a very strong company that shares our vision to the future and dedication to the customer and is financially disciplined. With that, I'd like to turn it over to Elie -- give Elie an opportunity to say a few words.

                        INET'S PRESIDENT: Thanks, Rick. I want to echo Rick's enthusiasm and excitement about this opportunity synergies between our 2 companies, in terms of products, sales channels, customer care and strategic focus are substantial. This transaction provides Inet the scale we need to successfully capital lies on the significant growth opportunities today's mobile data and voiceover IT market.

                Our stockholders should be pleased with the resulting combination. The global market leader offering a broad portfolio of products that address the entire technology life cycle to the world's leading network operators and equipment manufacturers. This also provides a great growth opportunity for our employees to become part of a billion dollar company, with significant worldwide resources and footprints. Back to you, Rick.

                        CEO: Thanks, Elie. We're looking forward to your support and insight as we proceed through the process.

                        INET'S PRESIDENT: I'm ready and available.

                        CEO: All right. Now, we'll turn it over to Colin to talk about the financial impact of this transaction.

                        CFO: Well, thanks. Today, I'll talk briefly about the financial impact of the transaction from 2 perspectives.

                First, I'll discuss the form of the transaction.

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        And second, I'll provide some guidance on the impact of the transaction on Tektronix' earnings.

                Other than this information, I will not be providing any updated financial guidance for Tektronix.

                In addition, we will not be discussing, nor would it be appropriate for us to discuss any update to guidance previously provided by Inet management on Inet's future financial performance.

                However, I wouldn't refer to guidance provided by Tektronix and Inet in their most recent earnings' releases and on the related conference calls.

                Beginning with the form of the transaction, Tektronix will acquire all of Inet's outstanding stock for approximately $12.50 per share, consisting of $6.25 per share in cash and approximately $6.25 per share in Tektronix' stock.

                After adjusting for Inet's $172,000,000 cash balance as of March 31, 2004, the net purchase price is approximately $325,000,000.

                The net purchase price will be satisfied with net consideration of approximately $250,000,000 in Techtronic stock and approximately $75,000,000 in cash.

                The stock portion of the consideration is subject to a 10% call up. This means if Techtronic's stock goes up we will need to give commensurately fewer shares to satisfy

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                                                                              12

        the terms of the deal. And conversely, if Techtronic's stock goes down, we will need to give commensurately more shares to satisfy the terms of the deal. In both cases, 10% is a maximum change, for which there will be an adjustment in the shares given.

                The transaction is expected to be break even to slightly diluted to fiscal year 2005 earnings per share, on an adjusted earnings per share basis. That excludes amortization of acquisition related intangibles and other one-time acquisition-related charges but includes the impact of the right of deferred revenue.

                In the following fiscal year, we expect transaction to be created on an adjusted earnings per year basis. We expect this transaction to close around September 30th, after completing customer and closing conditions including Inet shareholder approval and certain regulatory approval.

                We'll provide updated guidance on the financial impact of transaction immediately thereafter.

                And with that I'll hand it back over to Rick.

                        CEO: Thanks, Colin. Operator, we would now like to open the line for questions.

                        OPERATOR: Thank you. Ladies and gentlemen, if you wish to ask a question, please press Star then 1 on your touch-tone phone. You will hear a tone indicating that

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        you've been placed in queue. You may remove yourself from queue at any time by pressing the pound. If you're using a speaker phone, please pickup the hand set before pressing the numbers.

                Once again, if you have a question, please press Star 1 at this time. One moment for the first question.

                Our first question comes from Richard Cue, with S.Z. Cowen. Go ahead.

                        CROWD: Yes. Good morning I'm wondering first of all could you comments on whether they are any overlaps in product offerings with your existing businesses and then second, can you touch on the proposed management structure?

                        CEO: Sure, Richard. Rick here. And one of the beauties of this is that there is very little overlap between the 2 businesses.

                We -- our strength has always been on the engineering side, with the equipment manufacturers, using our mobile protocol test products to either test network elements or simulate network elements over the last few years we've been migrating more into the operator sides of the business and we're strong in the operator sides where they're trying to bring up new technologies or test new technologies we had the vision to be more on the monitoring sides which is sort of the farther end of what I would call

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        the food chain. And we do have a small monitoring business in Europe.

                On the other hand,Inet is -- is somewhat opposite they are very, very strong on monitoring -- monitoring and then moving in toward other way, they do have a small diagnostic units that could be sold to new equipment manufacturing. So I'm just going -- this isn't exact but it's directionally. We might be 90% diagnostic and they're 10% monitoring. There might be somewhere just the opposite of that.

                So when you look at the whole network and this is what we're excited about we can see it from end-to-end.

                For example, within the equipment manufacturings, we see 2 or 3 years in advance what's being developed like voiceover IP and other things that eventually get deployed and then need to be monitored and our vision had been '94 a while how cab we capture that full food chain and share technology and share information? And this acts like a major accelerator for that. So the short answer is, that there is very little overlap. Your second question of how it would be managed?

                We have David Churchill who is on the call. He is in Texas rights now. We're in Oregon. He runs the communication and video product line today. That is our operation in -- in -- in Europe, our development centers in

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                                                                              15

        Europe, our video business in the US. He is. He has some other responsibilities but those are his main responsibilities and he will be responsible for though operation.

                        CROWD: If I can just can you comment too, on who the principal competitors are today?

                        CEO: Elie, could you comment on that?

                        INET'S PRESIDENT: Sure. We've always competed against Ajelan. Ajelan is our number 1 competitor.

                There are a couple of others that we compete against but those are more on a regional basis and they are less of a competitor. So common competitor that us and Tektronix, I believe have is Ajelan. And so together against Ajelan we'll be very strong.

                        CROWD: Thank you very much.

                        OPERATOR: Thank you. Our next question comes from Richard Eastman from Robert W. Beard. Please go ahead.

                        CROWD: Hi. Just being less familiar with Inet, could you just walk us through the revenue model for Inet? I mean, how much of the business is, you know, product sales, software sales, I guess maybe off the shelf, what kind of recurring revenue? What does a typical service contract look like?

                        INET'S PRESIDENT: Well, if -- if you look at

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        our earnings in the past quarter, you will see that on a -- on a hundred-million based revenue, if you take 100%, roughly, 30% of that is service revenue.

                But our service revenue is characterized as upgrades, maintenance. It's post-contract support mainly.

                There's not -- it's not a -- the kind of service that you see other types of software companies do, where they go in and they provide consulting and that service. That's not what we call service.

                        CROWD: Okay.

                        INET'S PRESIDENT: So the rest of it, 70% of it is product revenue. And a good substantial portion of that actually is the network monitoring business and as you know our diagnostics business is a small portion.

                When you take our revenue model or profile of our products and match it over to Tektronix, where they have a lot of diagnostics business, very little network monitoring and we have a lot of network monitoring and very little diagnostic. I think it's very, very complimentary in that regard.

                        CROWD: What was the reference in the press release to writing off deferred revenue?

                        CEO: Colin, would you take that one?

                        CFO: Okay. Rick, Inet maintains a balance of deferred revenue or reliability which represents their

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                                                                              17

        obligation to customers for products and services that have already been paid for. And in purchase accounting, we're required to value assets and liabilities. And the impact, the practical impact of deferred revenue is to reduce this balance by a portion of the balance. And the result is less than marketing realized following the close of the transaction. It's kind of a complicated part of purchase accounting that is described in an emerging issue is task force bullet.

                        CROWD: Okay and then the last question is I don't know I think it's been more in the down cycle here. But there's been some pricing pressure on and off in this service monitoring business and I'm just curious, how should we view that? Is that sick call? Is that an emerging issue to deal with?

                        CFO: Let me just make a comments on that and -- if both if I look at Inet's business and in looking at our own protocol test business, these -- both of these areas have above average gross margins of what we have as a company. As you know, those of you who are following Tektronix, our gross margins have been creeping up deliberately quite a bit, into the upper 50% gross margin both our global. Both our protocol test units and the Inet unit are quite a bit above that, above our company average.

                But it wouldn't be uncommon in some of the

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        monitoring business, that it's a little bit more competitive that the initial sale. But there's some annuity streams that lends itself to it, once you're into the company But I think the best proxy for that is looking at the gross margins of both units and seeing how strong those are

                        CROWD: Okay. Thank you.

                        OPERATOR: Thank you. Our next question comes from Ajeet Pai, with Thomas Lipol Partners. Please go ahead.

                        CROWD: Good morning, gentlemen. And congratulations in the proposed transaction.

                        CFO: Thank you.

                        CROWD: 2 quick questions. The first is we are going back to the first revenue question. Would it be fair to assume that approximately $20,000,000 that Inet has on its balance sheet in deferred revenues would be completely taken care of? And that would be the level accretion that occurred, if that deferred revenue was not there?

                And the second question is, why when you have such a generous cash balance, did you find so much of the transaction using equity?

                        CFO: Okay. Thanks, Ajeet. So as it relates to the deferred revenues, again it's a little bit complicated.

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                But the practical impact of that, is that that deferred revenue has in it an embedded gross margin. A gross margin that would be realized when the -- when the revenue is realized.

                We are required to write down a portion of that deferred revenue so that the gross margin is smaller.

                It will still be profitable but we have to write down a portion. So the dilution impact is certainly a lot smaller than the complete write-off all of that deferred revenue.

                I think that's the -- the answer to the first question.

                In terms of the second question, really there's 2 reasons why we use stock. And one is so that the acquirers could participate in the upside that we feel will result from that combination. And second it provides -- it may provided certain tax advantages to the acquirer.

                        CROWD: And okay. And just one bit of follow-up.

                Could you tell us the tax rate of the company, is it going to substantially change, from approximately 30% or lower than it could be trending to?

                Also, on the same note, as to the revenues with Tektronix, what are the services of the revenues? And is there any sort of potential with the service side of your

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        business with Inet's service side of the business?

                        CFO: Okay. As it relates to the tax rate, do not expect any significant change to our tax rate as a result of this transaction although you know the tax rate is subject to lots of other things that could change but certainly we don't see this transaction having an impact.

                On the services sides I can't give you an exact number of how much our protocol business. We have been in the last year generating I'd say in the 10% category of revenue from services in software subscriptions as an example.

                But our hope is we have a lot, Inet has a lot they can teach our business. And we think that, you know, we don't know for sure. But our belief is we are going to learn a lot from them. And that longer term, we think that could be a bigger piece of our protocol.

                So I think you hit on something that's important is we do have the numbers. But we believe they know a lot more about that than we do.

                        CROWD: Inet has margins the high 70s in the product side of things and in the 50s on the services side of things.

                Is that -- are those margins that you think the rest of your business and protocol side or service side could also maintain or has right now?

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                        CEO: It's roughly comparable.

                        CFO: It's roughly comparable to our mobile protocol.

                        CEO: Overall margins.

                        CFO: Their overall margins.

                        CROWD: Okay. Thank you so much.

                        OPERATOR: Thank you. Our next question comes from Alan David, with McAdams, Wright & Reagan.

                        Please, go ahead, sir.

                        CROWD: Yeah. Just a couple bookkeeping questions and I have a follow-up.

                Why don't you tell us who the bankers or advisors were on both sides? If there is an a breakup fee and what it is?

                And then, Colin, I'm not sure at this point, if you havean estimate on what the one-time charges may be and ongoing position of intangibles might be as well?

                        CFO: Let me take it in reverse order. I'll start with the -- with the impact of one-time charges and so forth.

                Really at this time we are not going to comment on that. Because we're working with early estimates and a lot of things could change in it's next '90 days.

                I want to though, go back and emphasize on a proforma basis, including the deferred revenue right now.

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                We do expect this to be only slightly diluted to breakthrough in the first year and accreted thereafter.

                I don't think at this point as it relates to any breakup fee at this point. We are not prepared at this point to comment on any other details of the contract And -- and -- and then in terms of the bankers, our advise terse were Goldman Sachs.

                        CROWD: Okay. And then in regard to the breakup fee?

                        CFO: Like I said, at this point, we're not commenting on any other details of the contract.

                        CROWD: Okay. Fair enough. And Elie, just a couple for you. I want to share the most recent guidance, you called for about 10% revenue growth this year and 25% to 30% net income growth? Is that a fair characterization?

                        INET'S PRESIDENT: Yes.

                        CROWD: Okay. And do you have any 10% percent customers?

                        INET'S PRESIDENT: We do. But I can't, off the top of my head, tell you what those are.

                        JEFF COBB: Yeah. This is Jeff Cobb. We typically have anywhere from 0 to 3, 10% customers in a quarter. And that's been our regular kind of happening over the last several quarters.

                On an annual basis, we have sometimes 1 or 2, 10%

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        customers and those are typically named in the form 10K.

                        CEO: This is Rick Wills. To comment from our side this is not in like our protocol test business, where we have -- we'll have a number of 10% customers throughout the year in most cases and I don't have a side-by-side comparison. David can correct me if I'm wrong.

                In most cases and this just goes with the story of this. There are different 10% customers than Inet's 10% customers. So either on the operator's side or the equipment manufacturing side, it allows us to address more customers with these transactions.

                        JEFF COBB: And Alan, one other point.

                When -- so although, Inet and our mobile protocol test business has some of these larger customers, when combined with Tektronix', in terms of overall exposure, their largest customer would be no more than around 2% of Techtronic's total sales.

                So when combined with Tektronix, the profile is not very different than our own company where we're very broadly diversified.

                        CROWD: Okay, great. Thanks gentlemen

                        OPERATOR: Thank you. And our next question comes from Arendum Basu with Morgan Stanley. Please go ahead.

                        CROWD: Hi. Good morning. Congratulations.

        Quick question on what process you have, in terms of determining the make versus buy decision here?

                And if you could talk a little bit about distribution? If there's some synergies or you have to modify distribution structure or strategy to accommodate Inet product?

                        CEO: The make versus buy decision is an easy one.

                We -- we've our protocol test business we've had since 1997, when we purchased from Siemens but that unit in Siemens had decades of experience in network business and we've kept that unit pretty much in tact in Berlin so we have a very very experienced group of people. In the spring is on equipment manufacturers but recently on the operator side also and in fact, the group in Berlin has the largest, we have the largest library of protocol from any other vendor out there anywhere.

                Now, since we are so strong in the equipment manufacturers and we are on some standards committees, we could see where the networks are going, the next generation networks. From 2G to 2 1/2G, 2.75G. And eventually looking at the allIPorIPbased network both on the fixed side and on the mobile side. So we do have a unit in Europe a small unit that makes -- does have some monitoring product. But quite frankly we don't have the years of experience thatInet

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                                                                              25

        had on the monitoring side and you know, we -- we looked atInet and felt you know, they are really the number one quality product or company out there with the experience there and we felt that with the market changing so quickly that this was a very good match for us and we could not match the experience they had on the monitoring side. So we're very pleased to be able to put these together.

                On the -- on the distribution side, we -- we both -- we both have strong distribution channels. And both companies have pretty good distribution channels in Europe.

                We have had some strength eastern Europe with some of our monitoring products. In theUSpretty good distribution channels.

                Where Tektronix can add value to this transaction. Is as you know we've been investing as many of you know on the call we've been investing quite a bit in Asia over the years.

                And a significant part of Tektronix' overall business now comes from Asia, in fact, Asia and Japan combined are much much larger for Tektronix than Europe.

                In China in particular we are very well entrenched with the standards body. With the Chinese standard for mobile phone testing. We are the only qualified vendor to do conformance testing.

                Meaning, if you want to determine whether you meet the Chinese standard or not today Tektronix is the only vendor that can verify whether that is the case.

                So we think there is a good opportunity with what we've done in all throughout Asia. There's a lot of synergies there in the long term. That's probably the biggest area for opportunity on the distribution side

                        CROWD: Thank you.

                        OPERATOR: Thank you. And our next question comes from Richard Kobbler, from Okovio Securities. Please go ahead.

                        CROWD: It's actually, Steven. I have a brother named Richard though.

                So I have a couple questions on sort of product position and probably mostly for Elie. I have some peripheral knowledge of where Inet plays.

                And so first, it seems like you mostly on the monitoring side in wireless networks, you've pretty much exclusively targeted the GSM world heritage world with a lot of exposure to GRS but correct me if I'm wrong.

                My first question:

                Who are your competitors in that part of cellular data world? And second, who to your knowledge provides similar capability in the CDMA world?

                        INET'S PRESIDENT: As far as competitors in the GSM, in the mobile segment in general, I mentioned earlier, that our main competitor is Ajelin.

                In terms of CDMA, Inet did not focus on the CDMA market. We were exclusively focusing on the GSM, GPRS and the 3G UMTS market.

                Our competitor Ajelan has a product I believe in the CDMA area.

                        CROWD: Okay. And then, if you could help us understand a little bit more. There's been some discussion of 3G.

                The US market appears to be moving to UMTSa little faster than people may have expected even 6 months ago.

                Tell us a little more about your product there.

                Do you see an on-ramp to be a much bigger presentation presence potentially in the US, as a result of recent announcements? And you know, what do you think the time frame is that test performance monitoring in the UMTS in the US could be significant for you?

                        INET'S PRESIDENT: Let me start in Europe because that's were the UMTS currently is being deployed.

                And we do have a number of opportunities there that we had been pursuing. And actually there was an opportunity just recently that we were award for a UMTS monitoring contract in -- in the European arena, from a large carrier in Europe.

                So we have -- we have introduced the beginnings of our UMTS product. There's opportunities there that we are working on. When you take that into the North American market, where just recently there's been news about acceleration on the UMTS by specifically one particular carrier. I think that's going to play into our strength.

                And we can take that also as Rick mentioned earlier that they're very strong in the Asia Pacific region whereUMSSis also beginning to take hold. So we can take our current capabilities and our potential in North America and leverage that into their channels in the Asia/Pacific region. And you see that there's a natural progression of penetrating customers throughout the entire globe.

                        CROWD: What do you think is the reasonable time frame that UMTS could be as big of contributor for you as say GPRS was in the last 18 months?

                        INET'S PRESIDENT: I -- I would think over the next 12 months or so we'll begin to see -- because we're seeing the shift right now in Europe, from pure GPRS networks to beginning of deployments of UMTS.

                There's a lot of opportunities there where we've started with only GPRS. But towards end of the discussions with the customer, it always included a component of the UMTS.

                So I think if you take that to natural evolution, it will be about 12 months before we see significant revenues from the UMTS perspective.

                        CROWD: Okay, thanks.

                        CEO: Let me just kind of make a couple of other comments to connect some of the dots that some of you are asking. Our protocol test business where we're strong and equipment manufacturing. You're bring ago network up and adding knew features and trying to test it and make it operational. So particularly in Asia, we've had a lot of opportunities on the monitoring side but we just don't have the critical mass to go in and do anything about it.

                And our sales force has been very good in Asia especially in Asia and some of the central European countries. Because of the relationship with operators with our test products have been exposed to monitoring opportunities, both now and coming in the next year or 2 and we just do not have the critical mass to be able to address that. So we see this as another important opportunity for us going forward.

                There there is one other thing that probably got lost in my discussion.

                Inet is also very strong on the wire line side of the business but we have very little business there.

                If you think about the future network what is wireless and what is wire line will become somewhat blurred as we go in to more IP-based network.

                One of the areas that we felt Inet was more -- much more advanced than we were, in an area we were having to looking at having to invest in heavily over the next few years and we are already, is this area of voiceover IP. So the voiceover IP voiceover IP or voiceover packet will impact the mobile network and will impact fixed network.

                So we saw that as another synergy and I just didn't want that to go in said on the call.

                So I'll take the next question, please.

                        OPERATOR: Thank you. Our next question comes John Harmon with Veedem & Company. Go ahead.

                        CROWD: Hi. Good morning. I was wondering if there is any plans or need to integrate the 2 types of instruments? I mean, the protocol testers and network monitoring instruments?

                Is there any way to combine them or are you just selling a larger portfolio to the same customers?

                        CEO: I'll make a comment and I'll ask Elie to comment.

                There's a lot of technology sharing that can take place between the product. So I wouldn't necessarily call it a combining. But there's certain protocols lack of the network and we have a very, very large library of over 800 protocols. Many of these protocols are needed, whether it's in it's monitoring side or test side or diagnostic side. So we're excited about the technology synergies in that area.

                        INET'S PRESIDENT: Yes. Just, I want to add another point here. Is that, what -- the combination of Tektronix' GPRS, UMTS and the diagnostic solutions they sell to the carrier and our network monitoring. What they do for us is, they give us a lead into the account where they have, you know, almost a global footprint on the UMTS and the GPRS test equipment that they have sold.

                So what we have is immediate access into all of these accounts that we have not been before.

                And this -- if -- if I go back in the history of Inet, how at one point we had the NDS test equipment and NDS7 monitoring equipmentwhich worked very well for us in terms accellerating the monitoring sales opportunities and I think this is going to do the same thing for us.

                        CROWD: Okay. Thank you. And -- operator?

                        OPERATOR: I'm sorry. Mr. Harmon, were you still speaking?

                        CROWD: Yeah. I wanted to ask a couple follow-ups --

                        OPERATOR: Okay. Go ahead, please.

                        CROWD: -- if I may? I'm back.

                Regarding Tektronix' existing network monitoring products, is it dominated by Inet? Or can it be integrated in some fashion? And one last question for Colin:

                Regarding this write down or deferred revenue you said it would depress gross margins. Over what time frame and I'll ask you, you might not have wanted to answer this question before. But how much of this deferred revenue would be written off over what period of time? Thank you.

                        CFO: Could you repeat the first question?

                        CEO: John, just so clarification:

                Can tek's monitoring integrate with Inet's monitoring? Or --

                        CROWD: Right. You said you had a smaller product based in Europe. That had a similar function did that product go away? Or is it --

                        CFO: Our monitoring business is, let's just say it's around 10% of our overall business out of that product line. We haven't, you know we haven't determined -- we're going to be looking for synergies there. We haven't determined exactly what will happen.

                Certainly, Inet is -- is -- has a much larger footprint and is much more advanced in some areas. We have certain accounts that we will obviously be taking care of.

                From a competitive standpoint, there's been a number of questions. You're kind of alluding to that

                Of course, Ajelin is a competitor. There is a company in Europe called Met Test, which is also a competitor. There are some other smaller companies also out there.

                There was a comment about gross margin. Our gross margin between the 2 product areas are actually quite high. They are higher than the Techtronic fabric. So we don't seat gross margins going down.

                        CFO: Let me comment on that. That may have been a misunderstanding and other people may have that also. Actually because Inet gross margin are higher than our company average, the overall impact of consolidatingInet will be to slightly move up Tektronix' gross margins overall, okay?

                As it relates to the deferred revenue, I don't know the you to make too much of this. This is a few million dollars of reduction in their deferred revenue will have a basically just in year one, an impact primarily in year one, an impact on the accretive nature of this.

                So put differently, on a proforma basis, if it weren't for the deferred revenue, this would be slightly accretive. And because it was deferred revenue write down, it will be slightly diluted to about neutral.

                Does that help clarify?

                        CROWD: No. Let me ask it this way:

                Is the affect of writing down the deferred revenue, does it happen before you make the acquisition or is it spread out during fiscal year '05?

                        CFO: Okay. That's fine. It's spread out as the refenue is recognized which would otherwise be recognized. The revenue is referenced and recognized And that would be primarily during fiscal year '05, over the course of 3 quarters.

                        CROWD: I get it now. Thank you very much.

                        OPERATOR: Thank you. Our next question comes from Rob Crystal, from Grant Wayne Capital Management. Please go ahead.

                        CROWD: A couple quick questions.

                When you talked about the fact that the deal would be accretive, are you assuming synergies in that? And what synergies if so?

                2, is there a lockup for the Inet insiders or large shareholders?

                And then third, what about increasing the share purchase activity to offset the shared issued because I guess that kind of got deal done? Thanks.

                        CFO: Let's start with the share repurchase program. We will pursue our share repurchase program on the same base we have. The past and that is we will be buying back our shares tune stickly and I don't see this transaction will significantly change that. However certainly we are committed to our share repurchase program.

                In terms of a lockup, I'm not prepared to comment on that at this time. In terms of this deal being accretive and how much synergies it assumes, I think it's safe to say we wouldn't be doing this deal if we didn't see some synergies and certainly we've modeled those synergies

                However, in the first year, in which we've talked about deal being slightly diluted to neutral, we are not assuming lot of synergies, indeed because it is the first year. Some synergies but not significant synergies and those would build over the course of the ownership of the entity.

                        CROWD: Right. And when -- and when you say, "some synergies," that would mean 2 million dollars or something to offset the lost deferreds?

                And I guess what I was thinking about on the share repurchase program Colin was, if you had just done this straight for cash, obviously the accretion from the deal would be much more significant. So why not just accelerate share repurchase program and effectively make it a cash transaction?

                        CFO: Yeah. Certainly we'll be looking at our share reparagraph program and that's about essentially all I have to say about that.

                        CROWD: Okay.

                        CFO: In terms of the -- what was the other question?

                        CROWD: You said slight synergies were kind of assumed in the -- in the beginning part of deal.

                So I guess my question was, when you say slight was that effectively to offset some of the deferred revenue. Not a large number but call it a couple million dollars?

                        CFO: To begin with, I'm not going to size the any of the synergies or size the level of dilution or accretion but let's just say that Inet is a profitable company.

                        CROWD: Sure.

                        CFO: And the basis of the shares we issued and their projected net profit, we would expect a deal to be just on that basis neutral and then the deferred revenues cause it to be slightly diluted.

                        CROWD: Okay.

                        CFO: That's a pretty straightforward simple way to look at it.

                        CROWD: Perfect thank you.

                        OPERATOR: Thank you. Our next question comes from Everett Ergin with Lehman Brothers. Please go ahead.

                        CROWD: Hi there. I just wanted to get some clarity on the terms of the transaction. If you could provide the caller points? And also if you could tell us if the cash portion of the deal is fixed per share. That you.

                        CFO: Okay. So I guess in terms of the caller and talking a little bit about that, I'll try to explain this a little bit.

                There's a 10% maximum, in terms of the number of shares that can be adjusted. So if Tektronix' stock goes up it will give commensurately fewer shares to satisfy the terms of the deal. And conversely, if Tech stock goes down, it will give commensurately more shares. And in both cases 10% is the maximum change for which there will been be an an adjustment in the shares given.

                So just to give you a quick idea how to works is we start with a fixed number of shares we deliver, which is calculated by the roughly 250 million dollars, divided by the average price of Tech stock. And so if that happened to be around $31.66, which I think it was on about Monday or that's what the average would have been, this would mean we would deliver around 7.9 million shares.

                If our stock were to go up by 5% to $33.24, by the time transaction closes, we'd deliver few shares or around 7.5 million shares. A pretty straightforward calculation.

                I hope that answers your question.

                        CROWD: Mostly. So essentially, you -- the 10% is measured, with respect to that $31.66 price you mentioned?

                        CFO: Yes; that's correct.

                        CROWD: Okay. Thank you.

                        OPERATOR: Thank you. I --

                        CEO: We have time for one more question.

                        OPERATOR: Thank you. And that question will be from Jack Winn, with Sandel Asset Management. Please go ahead.

                        CROWD: Hi. I want to -- again, for the caller. I understand it's $31.66, plus or minus 5%, based on what you just told my colleague.

                The other question is:

                In-between those 2 points, it is a fixed ratio deal for someone who holds Inet stock; correct?

                        CFO: I don't think that is; correct. Let me try this a different way:

                If Techtronic stock moved between plus or minus 10% around this number, the number of shares we would have to give to each Inet shareholder will change, up to plus or minus 10%.

                It will either give commensurately more shares or fewer shares to, in effect, protect the $12.50 price. If it gets above 10% or below 10% --

                        CROWD: I see.

                        CFO: -- it will be frozen at that point.

                        CROWD: Okay. I -- I understand. That answers it. Thank you.

                        CFO: You're welcome.

                        OPERATOR: Thank you. And with that, I'll turn it back over to you.

                        CEO: Okay. I'd like to thank -- thatnk everyone for joining the call and for your questions.

                As I said, we are very very excited about this opportunity. It is -- it is a great match between -- between 2 companies. If we look at how a network is put together and from the start where it's designed by an equipment manufacturer -- we have been very, very strong with our -- we have simulation products and test products. In seeing what the next generation networks will look like and our view from equipment manufacturers to how diagnostic products go into the network to test and find issues in a network. And then Inet from the other side and their monitoring products. We really cover the whole food chain from end to end. From the concepts, where new technologies are being invented in these manufacturers to all the way to the other end of this, where services are being deployed to customers and are -- the ability to be able to monitor and determine the quality of the seniors that are being delivered to -- to the eventually to the end user.

                So it's very exciting to us there's a lot of synergies in here in the 2 companies.

                Inet is a very quality company with great technology, great people, a great brand. And we're very very happy that we've been able to put this together. And we think it benefits our belief that this benefits, will benefit shareholders. It will benefit, definitely benefit our customers. And we also believe it will benefit both sets of employees, as we'll be able to pool our resources together and work on growing the business. With our access in Asia as an example, Inet's abilities with voiceover, IP and other technologies that we don't have.

                We are just -- I guess I would just close by saying, we're very happy and excited to be able to make this happen. Of course we'll be spending the next '90 days working with a team on both sides to begin developing integration plans. We still have filings that we have to go through. Both companies have to go through. And looking forward to being on the call of, hopefully when this closes approximately sometime at the end of the September.

                So thank you very much and I'll turn it back over to John.

                        JOHN GARDNER: Thanks, Rick. That concludes our call today.

                It will be available for replay on the investor relations section of our website at www.Tektronix.com through the close of the transaction. And operator, that does conclude our call.